================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the Period April 1, 1998 to June 30, 1998


                         SPECTRUM SIGNAL PROCESSING INC.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)


                 100 - 8525 BAXTER PLACE, BURNABY, B.C. V5A 4V7
                 -----------------------------------------------
                    (Address of Principal Corporate Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F   X                     Form 40-F
                                ---                               ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                               No   X
                         ---                               ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

================================================================================

Spectrum Signal Processing Inc.
Index to the Form 6K
for the quarterly period ended
June 30, 1998

Part I   Financial Information

Item 1   FINANCIAL STATEMENTS
         Consolidated Balance Sheets
         Consolidated Statements of Operations & Retained Earnings (Deficit) Consolidated Statements of Changes in Financial Position

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations

Signatures

Part I   FINANCIAL INFORMATION

Item 1   Financial Statements

                        SPECTRUM SIGNAL PROCESSING INC.
                     Unaudited Consolidated Balance Sheets
                     (prepared in accordance with US GAAP)


                                                    June 30,       December 31,
                                                      1998             1997
Assets                                              (thousands of US dollars)
------------------------------------------------------------------------------

Current assets
    Cash and short-term deposits                    $  1,024         $  1,384
    Accounts receivable                                6,032            6,550
    Inventories                                        4,397            4,062
    Prepaid expenses                                     430              220
                                                    --------------------------
                                                      11,883           12,216


Capital assets                                         2,696            2,449
Acquired Technology                                      689                0
Other assets                                           2,176            1,823
------------------------------------------------------------------------------

                                                    $ 17,444         $ 16,488
------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
------------------------------------------------------------------------------

Current liabilities
    Bank indebtedness                               $  2,794
    Accounts payable & accrued liabilities             4,566         $  4,694
                                                    --------------------------
                                                       7,360            4,694

Long-term debt                                           202               75
Deferred income taxes                                    379            1,223

Shareholders' Equity
    Share capital                                     13,940            9,272
    Authorized: 50,000,000 common shares
       with no par value
    Issued:  10,247,092 common shares
       (1997 - 9,459,397)
    Warrants                                             141
    Contributed surplus                                   74               74
Retained earnings (deficit)                           (4,853)           1,158
Cumulative translation adjustment                        201               (8)
                                                    --------------------------
                                                       9,503           10,496
------------------------------------------------------------------------------

                                                    $ 17,444         $ 16,488
------------------------------------------------------------------------------

                        SPECTRUM SIGNAL PROCESSING INC.
 Unaudited Consolidated Statements of Operations & Retained Earnings (Deficit)
                         For the periods ended June 30
                     (prepared in accordance with US GAAP)

                                                3 Months Ended                6 Months Ended
                                              1998           1997           1998           1997
                                          (thousands of US dollars      (thousands of US dollars
                                          except per share amounts)     except per share amounts)
--------------------------------------------------------------------------------------------------
Sales                                      $  7,144       $  5,830       $ 12,420       $ 10,719
Cost of sales                                 3,183          2,830          5,133          4,569
                                           -------------------------------------------------------
Gross profit                                  3,961          3,000          7,287          6,150
                                           -------------------------------------------------------

Expenses
    Administrative                              862            774          1,636          1,415
    Sales & marketing                         2,008            984          3,724          1,880
    Amortization                                244            164            415            305
    Research & development                    1,196             79          2,037            839
    Acquired in-process research &
    development charge                         --              740          6,168            740
                                           -------------------------------------------------------
                                              4,310          2,741         13,980          5,179
--------------------------------------------------------------------------------------------------

Earnings (loss) from operations                (349)           259         (6,693)           971

Other
    Interest & bank charges                     (44)            (3)           (58)            (8)
    Other income                                  9              9              1             21
--------------------------------------------------------------------------------------------------

Earnings (loss) before income                  (384)           265         (6,750)           984
taxes and discontinued
operations

Deferred income taxes                          (185)           385           (739)           659
--------------------------------------------------------------------------------------------------

Earnings (loss) from continuing                (199)          (120)        (6,011)           325
operations

Earnings (loss) from                           --             (219)          --             (336)
discontinued operations

Net earnings (loss) and                        (199)          (339)        (6,011)           (11)
comprehensive income (loss) for
the period

Retained earnings (deficit),                 (5,638)           499          1,158            171
beginning of period
--------------------------------------------------------------------------------------------------
Retained earnings (deficit),               ($ 5,837)      $    160       ($ 4,853)      $    160
end of period
--------------------------------------------------------------------------------------------------
Earnings per share
   Basic
        From continuing operations         ($  0.02)      ($  0.01)      ($  0.62)      $   0.04
        After discontinued operations      ($  0.02)      ($  0.04)      ($  0.62)      $   0.00
   Diluted
        From continuing operations         ($  0.02)      ($  0.01)      ($  0.62)      $   0.03
        After discontinued operations      ($  0.02)      ($  0.04)      ($  0.62)      $   0.00
--------------------------------------------------------------------------------------------------

                        SPECTRUM SIGNAL PROCESSING INC.
                Unaudited Consolidated Statements of Cash Flows
                         For the periods ended June 30
                     (prepared in accordance with US GAAP)

                                                            3 Months Ended             6 Months Ended
                                                          1998          1997         1998           1997
Cash provided by (used in):                          (thousands of US dollars)   (thousands of US dollars)
----------------------------------------------------------------------------------------------------------
Operations
   Net earnings (loss) from continuing operations      ($  199)      ($  120)      ($6,011)      $   325
   Items not involving cash
         Depreciation & amortization                       244           164           415           305
         Deferred tax provision                           (185)          385          (739)          659
         Acquired in-process R&D charge                   --             740         6,168           740
   Changes in non-cash
   operating working capital
         Accounts receivable                                78        (2,660)          518         2,881
         Inventories                                       693          (508)         (335)         (629)
         Prepaid expenses                                  (80)          142          (210)          353
         Accounts payable and accrued liabilities       (1,839)        2,043        (2,180)         (728)
         Translation adjustment                           (442)           (9)           50           (81)
                                                        ---------------------------------------------------
Cash from continuing operations                         (1,730)          177        (2,324)        3,825
                                                        ---------------------------------------------------
   Earnings (loss) from discontinued operations           --            (219)         --            (336)

   Deferred taxes, an item not involving cash             --            (142)         --            (220)
                                                        ---------------------------------------------------
Cash from discontinued operations                         --            (361)         --            (556)
                                                        ---------------------------------------------------
                                                        (1,730)         (184)       (2,324)        3,269
                                                        ---------------------------------------------------

Financing
  Increase (decrease) in bank indebtedness               2,794          --           2,794          --
  Issue of shares, net of share issue expenses              33            21            57            31
  Issue of warrants                                       --            --            --            --
  Increase (decrease) in long term debt                    (15)           75           127            75
  Purchase of treasury shares                             --            (898)         --            (898)
                                                        ---------------------------------------------------
                                                         2,812          (802)        2,978          (792)
                                                        ---------------------------------------------------

Investments
  Purchase of fixed assets                                (142)         (353)         (661)         (553)
  Software and related development costs, net               25          (546)         (353)         (696)
                                                        ---------------------------------------------------
                                                          (117)         (899)       (1,014)       (1,249)
                                                        ---------------------------------------------------

Increase (decrease) in cash                                965        (1,885)         (360)        1,228
Cash, beginning of period                                   59         4,610         1,384         1,497
----------------------------------------------------------------------------------------------------------

Cash end of period                                       1,024         2,725       $ 1,024       $ 2,725
----------------------------------------------------------------------------------------------------------

Non-cash transactions
   Issuance of share and warrants on business             --             939         5,058           939


Item 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

         The statements and information contained in this Form, that are not purely historical, constitute forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's limited operating history, history of losses, lengthy sales cycles, the Company's dependence upon large contracts and relative concentration of customers, risks involving the management of growth and integration of acquisitions, competition, product development risks and risks of technological change, dependence on selected vertical markets and third-party marketing relationships and suppliers, the Company's ability to protect its intellectual property rights and the other risks and uncertainties detailed in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

         All financial information in this Form is expressed in United States dollars unless otherwise noted.

         The Company was founded in 1987 to manufacture and market products for the military/aerospace and commercial market in North America using DSP technologies licensed from Loughborough Sound Images Ltd.

         The Company devotes significant resources toward product development and related research and development activities. In recent years, the Company has sought to enter into agreements with its OEM customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund such product development. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. See Note 1 of the Notes to the Company's financial statements. Costs associated with development contract fees are generally included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold to the military/aerospace and commercial markets has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

         Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in US$ and preparing all such statements in accordance with U.S. GAAP.

Results of Operations

                                                               Three months ended       Six months ended
                                                                    June 30                 June 30
                                                                ----------------        ----------------
                                                                1998        1997        1998        1997
                                                                ----        ----        ----        ----
Sales                                                          100%        100%        100%        100%
Cost of Sales                                                   44.6        48.5        41.3        42.6
                                                                ----        ----        ----        ----

Gross margin                                                    55.4        51.5        58.7        57.4
Administrative, sales and marketing expenses                    40.2        30.2        43.2        30.8
Depreciation and amortization expenses                           3.4         2.8         3.3         2.8
Research and development expenses                               16.7         1.4        16.4         7.8
Acquired in-process research and development charge              --         12.7        49.7         6.9
                                                                ----        ----        ----        ----

Earnings from operations                                        (4.9)        4.4       (53.9)        9.1
Interest and bank charges                                       (0.6)       (0.1)       (0.5)       (0.1)
Other income                                                     0.1         0.2         0.0         0.2
                                                                ----        ----        ----        ----

Earnings before income taxes and discontinued operations        (5.4)        4.5       (54.4)        9.2
Income taxes (recovery)                                         (2.6)        6.6         6.0         6.2
                                                                ----        ----        ----        ----

Earnings from continuing operations                             (2.8)       (2.1)      (48.4)        3.0
Earnings (loss) from discontinued operations                     --         (3.7)        --         (3.1)
                                                                ----        ----        ----        ----

Net earnings (loss)                                             (2.8)%      (5.8)%     (48.4)%      (0.1)%
                                                                ====        ====       =====        ====


Quarter Ended June 30, 1998 Compared to Quarter Ended June 30, 1997

         Sales. Sales from continuing operations in the quarter ended June 30, 1998 were $7,144,000, an increase of $1,314,000 or 22.5%, over sales in the quarter ended June 30, 1997. Included in second quarter sales were development contract fees of $221,000, or 3.1% of sales for the quarter, compared to development contract fees in the second quarter of 1997 of Nil. The growth in the Company's sales in the second quarter of 1998 was due primarily to increased sales in traditional markets and the inclusion of the business of Alex Computer which was effectively acquired in the first quarter of 1998.

         Gross profit. Gross profit increased to $3,961,000 for the quarter ended June 30, 1998 from $3,000,000 for the quarter ended June 30, 1997, an increase of 32.0%. Gross margin (gross profit as a percentage of sales) increased to 55.4% in the second quarter of 1998 from 51.5% in the second quarter of 1997. The increase in gross margin was due primarily to higher development contract fees in the second quarter of 1998.

         Administrative, Sales and Marketing. Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for the second quarter of 1998 were $2,870,000, or 40.2% of sales for the quarter, compared to $1,758,000 in the second quarter of 1997, or 30.2% of sales for the quarter. AS&M expenses as a percentage of sales were higher in the second quarter of 1998 due to the costs associated with the integration of Alex Computer and the costs associated with the Company's expansion into the UK and European markets.

         Amortization. Amortization consists of the depreciation of the Company's fixed assets and amortization of acquired technology. Amortization expenses in the second quarter of 1998 were $244,000, an increase of $80,000 or 48.8%, over the second quarter of 1997. The increase in depreciation and amortization was due primarily to increased investment in fixed assets and acquired technology.

         Research and Development. Research and development expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. Research and development expenses were $1,196,000 in the second quarter of 1998, or 16.7% of sales for the quarter, compared to $79,000 in the second quarter of 1997, or 1.4% of sales for the quarter. The expenses in the second quarter of 1998 consisted primarily of costs associated with new product developments undertaken by the Company. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $1,265,000 in the second quarter of 1998, or 17.7% of sales for the quarter, compared to $736,000 in the second quarter of 1997, or 12.6% of sales for the quarter.

         Other Income. Other income, consisted primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $35,000 in the second quarter of 1998, compared to income in the second quarter of 1997 of $6,000. This change was due primarily to working capital borrowings from the Company's bank in the second quarter of 1998.

         Income Taxes. Deferred income taxes (recovery) for the second quarter of 1998 were $(185,000) or (48.2)% of earnings before taxes and discontinued operations, compared to $385,000, or 145.3% of earnings before taxes and discontinued operations for the second quarter of 1997. This percentage is unusually high because of the large acquired in-process research and development charge in the second quarter of 1997 which is non-deductible for tax purposes.

         Net Earnings. The Company had earnings (loss) from continuing operations in the second quarter of 1998 of $(199,000) compared to earnings
(loss) from continuing operations of $(120,000) in the second quarter of 1997. Earnings (loss) per share (basic) from continuing operations in the second quarter of 1998 was $(0.02) per share, compared to earnings (loss) per share (basic) from continuing operations of $(0.01) per share in the second quarter of 1997.

Six Months Ended June 30, 1998 Compared to Six Months ended June 30, 1997

         Sales. Sales from continuing operations in the six months ended June 30, 1998 were $12,420,000, an increase of $1,701,000 or 15.9%, over sales in the six months ended June 30, 1997. Included in sales for the six months ended June 30, 1998 were development contract fees of $492,000, or 4.0% of sales, compared to development contract fees for the six months ended June 30, 1997 of $647,000 or 6.0% of sales. The growth in the Company's sales in the first half of 1998 was due primarily to increased sales in traditional markets and the inclusion of the business of Alex Computer which was acquired in the first quarter of 1998.

         Gross profit. Gross profit increased to $7,287,000 for the six months ended June 30, 1998 from $6,150,000 for the six months ended June 30, 1997, an increase of 18.5%. Gross margin (gross profit as a percentage of sales) increased to 58.7% in the first half of 1998 from 57.4% in the first half of 1997. The increase in gross margin was due primarily to the mix of higher gross margin products.

         Administrative, Sales and Marketing. AS&M expenses for the first six months of 1998 were $5,360,000, or 43.2% of sales, compared to $3,295,000 in the first six months of 1997, or 30.7% of sales. AS&M expenses as a percentage of sales were higher in the first half of 1998 due to the costs associated with the acquisition and integration of Alex Computer and the costs associated with the Company's expansion into the UK and European markets.

         Amortization. Amortization expenses in the first six months of 1998 were $415,000, an increase of $110,000 or 36.1%, over the first half of 1997. The increase in depreciation and amortization was due primarily to increased investment in fixed assets and acquired technology.

         Research and Development. Research and development expenses were $2,037,000 in the first six months of 1998, or 16.4% of sales for the half, compared to $839,000 in the first six months of 1997, or 7.8% of sales for the half. The expenses in the first half of 1998 consisted primarily of costs associated with new product developments undertaken by the Company. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $2,432,000 in the first half of 1998, or 19.6% of sales for the half, compared to $1,649,000 in the first half of 1997, or 15.4% of sales for the half.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $57,000 in the first half of 1998, compared to other income in the first half of 1997 of $13,000. This change was due primarily to working capital borrowings from the Company's bank in the first half of 1998.

         Income Taxes. Deferred income taxes (recovery) for the first six months of 1998 were $(739,000) or (10.9)% of earnings before taxes and discontinued operations, compared to $659,000, or 67.0% of earnings before taxes and discontinued operations for the first six months of 1997. This percentages for the first half of both 1998 and 1997 were unusually high because of the significant impact of the acquired in-process research and development charge in each of the two years. The majority of these charges are non-deductible for tax purposes.

         Net Earnings. The Company had earnings (loss) from continuing operations in the first six months of 1998 of $(6,011,000) compared to earnings (loss) from continuing operations of $325,000 in the first six months of 1997. Earnings (loss) per share (basic) from continuing operations in the first half of 1998 was $(0.62) per share, compared to earnings (loss) per share (basic) from continuing operations of $0.04 per share in the first half of 1997.

Earnings from continuing operations before acquired in-process research and development charge for the first six months of 1998 was $(343,000), or earnings (loss) per share (basic) of $(0.04) per share, compared to earnings
(loss) of $1,066,000, or earnings (loss) per share (basic) of $0.12 for the first six months of 1997.

Liquidity and Capital Resources

         The Company historically has met its operating and capital requirements from cash flow from operations and funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn $7,000,000 (approximately US$ 4,635,000) operating line of credit (the "Line of Credit"). Borrowings under the Line of Credit bear interest at the Bank's prime rate plus 1/2%, unless the borrowings are denominated in US dollars, in which case the rate of interest is the Bank's US base rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. At August 13, 1998, the Company has outstanding borrowings under the Line of Credit of approximately US $2,342,000. In July 1998, the Company initiated an increase to the credit facility with the Bank and an increase was granted from Cdn$ 5,000,000 (approximately US$ 3,310,000). The Bank will review the facility by November 30, 1998 before extending the recently negotiated increase.

         At June 30, 1998, the Company's cash position was $1,024,000, offset by Bank indebtedness of $2,794,000. Net cash provided by (used in) operations, financing and investments was $(360,000) and $1,228,000 in the six months ended June 30, 1998 and 1997 respectively. For the six months ended June 30, 1998, cash used in operations, financing and investments consisted primarily of cash generated from the bank indebtedness and long term debt which was used primarily for funding operations and the purchase of capital assets and software and related development costs. The acquisition of the net assets of Alex Computer was funded primarily through the issuance of $5,058,000 of common shares and warrants in the six months ended June 30, 1998. For the six months ended June 30, 1997, cash used in operations, financing, and investments consisted primarily of cash from operations and was used primarily to increase inventories, to fund discontinued operations, to purchase treasury shares and for the purchase of capital assets and software and related development costs. The acquisition of 3L Limited in the six months ended June 30, 1997 was completed with the issuance of $939,000 of common shares.

         Accounts receivable, net, at June 30, 1998 and December 31, 1997 was $6,032,000 and $6,550,000 respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $1,014,000 during the six months ended June 30, 1998, and $1,249,000 during the six months ended June 30, 1997 primarily for computer equipment and software and related developments costs. In the first six months of 1997, the Company invested $898,000 for the purchase of treasury shares and invested in the acquisition of

100% of the shares of 3L Limited, net of $194,000 in cash acquired. On March 17, 1998, the Company effectively acquired, pursuant to an acquisition agreement, all the assets of Alex Computer Systems Inc.. The consideration paid and assets acquired in connection with such acquisition were transferred on May 1, 1998. The consideration paid by Spectrum for such acquisition consisted of $675,000 in cash, the assumption of $1,071,000 in liabilities, and the issuance of 772,626 Common Shares and a two year warrant to purchase 110,375 Common Shares of an exercise price of Cdn $9.06 per share.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit agreement will be sufficient to meet its working capital and capital expenditure requirements in 1998. However, the Company may in the future require additional equity or debt financing to meet its working capital, fixed asset and acquisition requirements. There can be no assurance that additional financing will not be required sooner or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Effects of Inflation and Foreign Currency Fluctuations

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in the currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported Canadian dollar sales and net income may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through the use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

Year 2000 Issue

         The Company has established a Year 2000 program to coordinate and monitor the assessment, conversion or replacement, and testing of computer systems throughout the Company to ensure key business information and process control systems will function successfully after December 31, 1999. Potential Year 2000 risks could include, without limitation, a temporary inability to engage in normal business activities such as conducting general banking tasks, invoicing, and materials planning and purchasing. The Company has therefore committed internal and external resources to address its potential Year 2000 problems. Progress on Year 2000 issues is centrally coordinated, with regular reporting to the Audit Committee and the full Board of Directors. Costs related to hardware and software replacements and/or modifications will be capitalized and amortized at standard rates. Other costs will be expensed as they occur. The total known cost to the Company of these Year 2000 compliance activities has not been and is not anticipated to be material to the Company's financial condition or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will prove to be accurate and actual results could differ significantly.

         The Company also has initiated communications with suppliers with which it does significant business to determine the extent to which the Company may be vulnerable to such parties' failure to remedy their own Year 2000 problems. There can be no assurance that the systems of such suppliers will be converted on a timely basis. Based on its current assessment, management believes the Year 2000 issue will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

                                       Spectrum Signal Processing Inc.


Date:  August 17, 1998                 By: /s/  Martin C. McConnell
                                           ------------------------
                                           Name:  Martin C. McConnell
                                           Title: VP Finance & Chief
                                                  Financial Officer & Secretary